Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
Second Quarter 2014 Earnings Report
All financial information is in U.S. dollars unless otherwise indicated. Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” the “Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries that are consolidated. This management discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and MD&A for the year ended December 31, 2013.
Second Quarter 2014 Results
For the second quarter of 2014, we generated profit of $167 million compared to profit of $201 million for the second quarter of 2013. The quarter-over-quarter decrease was primarily due to lower margins in the Joffre Olefins and Corunna Olefins segments, partially offset by higher margins in the Polyethylene segment.
For the six months ended June 30, 2014, we generated profit of $412 million, compared to profit of $386 million for the six months ended June 30, 2013. The year-over-year increase was primarily due to higher margins in the Polyethylene segment and lower finance costs, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
The Olefins/Polyolefins business unit generated $275 million of operating profit in the second quarter of 2014, compared to operating profit of $328 million in the second quarter of 2013. The decrease for the second quarter of 2014 was primarily due to lower margins in the Joffre Olefins and Corunna Olefins segments.
The Olefins/Polyolefins business unit generated $652 million of operating profit in the first half of 2014, compared to operating profit of $664 million in the first half of 2013. The decrease for the first half of 2014 was primarily due to lower margins in the Joffre Olefins and Corunna Olefins segments.
The Performance Styrenics segment generated break even operating profit during the second quarters of 2014 and 2013. Higher polymer sales prices in the second quarter of 2014 were offset by higher feedstock costs and lower product sales volumes.
The Performance Styrenics segment reported operating profit of $3 million in the first half of 2014 compared to operating profit of nil in the first half of 2013. The increase was primarily due to higher polymer sales prices and lower feedstock costs, partially offset by lower product sales volumes.
Highlights
In June 2014, we began to utilize ethane supplied from natural gas associated with oil production from Bakken Shale. This new feedstock source, together with our current ethane supply portfolio and those currently in development, should enable us to run our existing polyethylene plants at full capacity, as well as support our PE1 Expansion project in Joffre and position us for other potential growth opportunities.
In June 2014, we completed the purchase of the buildings housing our NOVA Research & Technology Centre (NRTC) and NOVA Chemicals Technical Centre (NCTC).
Basis of Presentation
Our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.

NOVA Chemicals Financial Highlights
	Three Months Ended		Six Months Ended
(millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Revenue	$1,290	$1,370	$2,669	$2,621

Operating profit (1)
Olefins/Polyolefins (2)	$275	$328	$652	$664
Performance Styrenics	—	—	3	—
Operating profit from the businesses (3)	275	328	655	664
Corporate costs	(38)	(41)	(74)	(87)
Operating profit	$237	$287	$581	$577

Profit for the period	$167	$201	$412	$386

Cash provided by operating activities	$257	$371	$366	$417

(1)	Profit before finance costs, net, income taxes and other losses, net. See Supplemental Measures.

(2)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(3)	See Supplemental Measures.

Review of Business Results
OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights
	Three Months Ended		Six Months Ended
(millions of U.S. dollars, except as noted)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Revenue	$1,213	$1,298	$2,536	$2,484
Operating profit (loss) (1)
Joffre Olefins	$135	$195	$279	$378
Corunna Olefins	31	66	114	182
Polyethylene	123	37	274	98
Eliminations	(14)	30	(15)	6
Total operating profit	$275	$328	$652	$664
Depreciation and amortization	$71	$73	$146	$146
Capital spending	$163	$133	$240	$209
Polyethylene sales volume (millions of pounds) (2)	846	928	1,701	1,805

(1)	See Supplemental Measures.

(2)	Third-party sales.

Average Benchmark Prices (1)
	Three Month Average		Six Month Average
(U.S. dollars per pound, except as noted)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Principal Products:
Ethylene (2)	$0.47	$0.46	$0.48	$0.47
Polyethylene — linear low density butene liner (3)	$0.82	$0.73	$0.81	$0.72
Polyethylene — weighted-average benchmark (3)	$0.85	$0.76	$0.85	$0.75
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$4.30	$3.45	$4.74	$3.31
NYMEX natural gas (dollars per mmBTU) (4)	$4.56	$4.09	$4.73	$3.72
Columbia Gas Appalachia (dollars per mmBTU) (5)	$4.51	$4.04	$4.83	$3.79
Propane (dollars per gallon) (2)	$1.06	$0.91	$1.18	$0.89
Butane (dollars per gallon) (2)	$1.25	$1.24	$1.32	$1.41
WTI crude oil (dollars per barrel) (5)	$103.00	$94.22	$100.84	$94.30

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: IHS Chemical.

(3)	Source: Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)	Source: Platt’s.
Review of Operations
Operating profit was $275 million for the second quarter of 2014 compared to operating profit of $328 million for the second quarter of 2013. The 16% decrease was primarily due to lower margins in the Joffre Olefins and Corunna Olefins segments, which were partially offset by higher margins in the Polyethylene segment.
Operating profit of $652 million in the first half of 2014 was slightly lower than $664 million of operating profit in the first half of 2013. During the first half of 2014, Polyethylene segment margins were higher compared to the first half of 2013, but only partially offset lower margins in the Joffre Olefins and Corunna Olefins segments.
Capital spending in the second quarter and first half of 2014 increased by 23% and 15%, respectively, compared to the second quarter and first half of 2013, primarily due to the purchase of the buildings housing NRTC and NCTC.
Joffre Olefins
Second Quarter 2014 Versus Second Quarter 2013
Joffre Olefins reported operating profit of $135 million for the second quarter of 2014, down from $195 million for the second quarter of 2013. The decrease was primarily due to higher feedstock and operating costs and a decrease in revenue from the sale of electricity from the Joffre cogeneration facility resulting from lower electricity sales prices. Feedstock costs were higher as average

AECO natural gas prices increased 25% for the second quarter of 2014 compared to the second quarter of 2013. Operating costs were higher primarily due to the impact of higher natural gas prices on the cost of utilities. Cogeneration electricity sales prices decreased approximately 66% in the second quarter of 2014 as compared to the second quarter of 2013 primarily due to lower demand from third parties.
During the second quarter of 2014, we successfully completed a maintenance turnaround of the Ethylene 3 (E3) cracker unit in Joffre.
Six Months Ended June 30, 2014 Versus Six Months Ended June 30, 2013
Joffre Olefins reported operating profit of $279 million for the six months ended June 30, 2014, compared to $378 million for six months ended June 30, 2013. The decrease was primarily due to higher feedstock and operating costs and a decrease in revenue from the sale of electricity from the Joffre cogeneration facility resulting from lower electricity prices, which were partially offset by higher ethylene selling prices. Feedstock costs were higher as average AECO natural gas prices increased 43% in the six months ended June 30, 2014 compared to the same period one year ago, while the average ethylene net transaction price was higher by only 2%. Operating costs were higher primarily due to the impact of higher natural gas prices on the cost of utilities. Cogeneration electricity prices decreased approximately 47% in the first half of 2014 as compared to the first half of 2013 primarily due to lower demand from third parties.
Corunna Olefins
Second Quarter 2014 Versus Second Quarter 2013
Corunna Olefins reported operating profit of $31 million for the second quarter of 2014, a decrease from operating profit of $66 million for the second quarter of 2013. The decrease was primarily due to lower ethylene and co-product sales volumes and an increase in feedstock costs. The introduction of Marcellus shale basin ethane reduced feedstock costs, compared to the heavy feedstock it replaced, but was more than offset by an increase in propane feedstock costs in the second quarter of 2014 compared to the second quarter of 2013. Industry average propane prices increased by 16% quarter-over-quarter, primarily due to continued higher demand and supply shortages compared to depressed pricing in the second quarter of 2013.
In the second quarter of 2014, the industry average butadiene price declined by 14% compared to the second quarter of 2013, WTI crude oil prices increased 9% and the industry average chemical grade propylene price increased by approximately 11%. The impact of declines in butadiene prices was offset by the increase in prices for propylene and WTI crude oil based energy co-products, resulting in a minimal impact to operating profit.
Six Months Ended June 30, 2014 Versus Six Months Ended June 30, 2013
Corunna Olefins reported operating profit of $114 million for the six months ended June 30, 2014, compared to operating profit of $182 million for the six months ended June 30, 2013. The decrease was primarily due to lower ethylene and co-product sales volumes and an increase in feedstock costs. The introduction of Marcellus shale basin ethane reduced feedstock costs, compared to the heavy feedstock it replaced, but was more than offset by an increase in propane feedstock costs in the first half of 2014 compared to the first half of 2013. Industry average propane prices increased by 33% period-over-period, primarily due to a harsh winter which resulted in higher demand and supply shortages in the first half of 2014, compared to depressed pricing in the same period one year ago.
During the six months ended June 30, 2014, the industry average butadiene price declined by 18% compared to the six months ended June 30, 2013, WTI crude oil prices increased 7% and the industry average chemical grade propylene price increased by approximately 4%. The impact of declines in butadiene prices was offset by the increase in prices for propylene and WTI crude oil based energy co-products, resulting in a minimal impact to operating profit.
As we complete the transition to utilizing up to 100% natural gas liquids at our Corunna cracker, which we expect to occur in late summer 2014, the Corunna Olefins segment's revenue should begin to decrease as a result of the decreased production and the resulting reduction in sale of co-products. However, we expect the segment's profitability to improve and variability in profit to stabilize.
Polyethylene
Second Quarter 2014 Versus Second Quarter 2013
The Polyethylene segment reported operating profit of $123 million for the second quarter of 2014, compared to operating profit of $37 million for the second quarter of 2013. The improvement was primarily due to higher sales prices, offset slightly by lower sales volumes. The average North American industry linear-low density polyethylene butene liner price was $0.82 per pound in the second quarter of 2014, compared to $0.73 per pound average for the second quarter of 2013.
Polyethylene sales volumes decreased by 9% in the second quarter of 2014, compared to the second quarter of 2013. During the second quarter of 2014, we successfully completed a maintenance turnaround at our Mooretown, Ontario, polyethylene facility.
Six Months Ended June 30, 2014 Versus Six Months Ended June 30, 2013
The Polyethylene segment reported operating profit of $274 million for the first half of 2014, compared to operating profit of $98 million for the first half of 2013. The improvement was primarily due to higher sales prices, offset slightly by lower sales volumes. The average North American industry linear-low density polyethylene butene liner price was $0.81 per pound in the first half of 2014, compared to $0.72 per pound average for the first half of 2013.

Polyethylene sales volumes decreased by 6% in the first half of 2014, compared to the first half of 2013.
In March 2014, we settled our insurance claim resulting from the unplanned outage at our Mooretown low-density polyethylene facility during 2012 for $55 million. In 2013, we received $15 million as an interim payment. The remaining balance of $40 million was accrued in March 2014 and received during the six months ended June 30, 2014.

PERFORMANCE STYRENICS

Financial Highlights
	Three Months Ended		Six Months Ended
(millions of U.S. dollars, except as noted)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Revenue	$89	$84	$158	$161
Operating profit (1)	$—	$—	$3	$—
Depreciation and amortization	$—	$1	$—	$1
Capital spending	$1	$1	$1	$2
Sales volume (millions of pounds) (2)	67	71	126	132

(1)	See Supplemental Measures.

(2)	Third-party sales.

Average Benchmark Prices (1)
	Three Month Average		Six Month Average
(U.S. dollars per pound, except as noted)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Styrene Monomer (2)	$0.82	$0.82	$0.85	$0.84
Expandable Polystyrene (2)	$1.18	$1.10	$1.17	$1.12
Benzene (U.S. dollars per gallon) (2)	$4.62	$4.42	$4.79	$4.65

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: IHS Chemical Contract Market.
Review of Operations
Second Quarter 2014 Versus Second Quarter 2013
The Performance Styrenics segment reported break even operating profit in the second quarters of 2014 and 2013. Higher polymer sales prices in the second quarter of 2014 were offset by higher feedstock costs and lower product sales volumes.
The industry average selling price of expandable polystyrene increased by 7% for the second quarter of 2014 compared to the second quarter of 2013.
Six Months Ended June 30, 2014 Versus Six Months Ended June 30, 2013
The Performance Styrenics segment reported operating profit of $3 million in the first half of 2014 compared to operating profit of nil in the first half of 2013. The increase was primarily due to higher polymer sales prices and lower feedstock costs, partially offset by lower product sales volumes.
The industry average selling price of expandable polystyrene increased by 4% in the first half of 2014 compared to the first half 2013.

CORPORATE

	Three Months Ended		Six Months Ended
(millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Corporate operating costs	$(34)	$(40)	$(69)	$(80)
Mark-to-market feedstock derivatives (1)	—	(2)	—	(4)
Foreign exchange	(1)	2	(1)	1
Impairment or other asset write-offs	(1)	—	(1)	—
Depreciation and amortization	(2)	(1)	(3)	(4)
Operating loss (2)	$(38)	$(41)	$(74)	$(87)

(1)
We are required to record on the statement of financial position the market value of open derivative positions which either do not qualify for hedge accounting treatment or are not designated by us as qualifying hedges. The gain or loss resulting from changes in the market value of these derivatives is recorded as profit or loss each period. These mark-to-market adjustments are recorded in the feedstock and operating costs line on the consolidated income statements and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

(2)	See Supplemental Measures.
Corporate Operating Costs
Corporate operating costs decreased during the second quarter and first half of 2014 as compared to the second quarter and first half of 2013 primarily due to a decrease in compensation related costs.
Mark-to-Market Feedstock Derivatives
During the second quarter of 2014, the mark-to-market value of our open feedstock derivative positions was nil. From time-to-time, we lock-in ethane spreads on small volumes of ethane/propane mix and the pricing on a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts. Our portfolio also may include trades to re-price feedstock inventory (excluding ethane), and lock-in at a fixed price or spread, certain volumes of our natural gas requirements. During the second quarter of 2013, we recorded an unrealized loss of $2 million on the mark-to-market value of our open feedstock positions.

Changes in Profit
(millions of U.S. dollars)	Q2 2014 Compared to Q2 2013	First Six Months 2014 Compared to First Six Months 2013
Lower operating margin(1)	$(55)	$(8)
Lower research and development	2	1
Lower sales and marketing	2	2
Lower general and administrative	1	9
Lower finance costs, net	11	42
Lower other losses, net	1	4
Lower (higher) income tax expense	4	(24)
(Decrease) increase in profit	$(34)	$26
(1)     Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).
Profit decreased during the second quarter of 2014 compared to the second quarter of 2013, primarily due to lower margins in the Joffre Olefins and Corunna Olefins segments, partially offset by higher margins in the Polyethylene segment. Profit increased during the first half of 2014 compared to the first half of 2013 due to higher margins in the Polyethylene segment and lower finance costs, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
Finance costs, net, were lower during the second quarter of 2014 compared to the second quarter of 2013, primarily due to the write-off of an unamortized discount related to our $350 million 8.375% senior notes due 2016 which were purchased for cancellation by us on July 30, 2013. Finance costs, net during the first half of 2014 were lower than the first half of 2013, primarily due to the write-offs of unamortized discounts of $22 million and $5 million related to our $100 million 7.875% debentures due 2025, which we called early and repaid in March 2013, and our $350 million 8.375% senior notes due 2016 which were purchased for cancellation by us on July 30, 2013, respectively.
Income tax expense was lower during the second quarter of 2014 compared to the second quarter of 2013, primarily due to a decrease in profit before income taxes. Income tax expense increased during the first half of 2014 compared to the first half of 2013 due to an increase in profit before income taxes.

Capitalization, Liquidity and Cash Flow

Capitalization
(millions of U.S. dollars)	June 30 2014	December 31 2013
Long-term debt due within one year	$2	$2
Long-term debt	850	860
Less: cash and cash equivalents	(689)	(873)
Total debt, net of cash and cash equivalents	$163	$(11)
Total equity	$3,135	$3,521
Quarterly increase (decrease) in total debt, net of cash (1)	$197	$(146)

(1)	Benchmarked against the previous applicable quarter.
Liquidity
We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. Our total liquidity at June 30, 2014, was $1,196 million, compared to $1,379 million at December 31, 2013.
We have two revolving credit facilities totaling $525 million as of June 30, 2014 and December 31, 2013. As of June 30, 2014 and December 31, 2013, we had utilized $18 million and $19 million, respectively, of our revolving credit facilities.
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At June 30, 2014 and December 31, 2013, there were no outstanding balances under the programs. At June 30, 2014 and December 31, 2013, the maximum funding availability of the programs was $225 million. In January 2014, we amended our U.S. accounts receivable securitization program to extend the term three years to January 30, 2017.
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at June 30, 2014.
As of June 30, 2014 and December 31, 2013, we had $79 million outstanding on our standby letter of credit facility.
Inflows and Outflows of Cash
During the second quarter of 2014, we generated $257 million in cash from operating activities. Funds from operations were $290 million. Working capital decreased by $33 million primarily due to a decrease in accounts receivable, partially offset by a decrease in accounts payable. The decrease in accounts receivable was primarily due to lower ethylene and co-product sales volumes due to using lighter feedstocks at Corunna and a maintenance turnaround at the E3 cracker in Joffre. The decrease in accounts payable resulted primarily from less crude oil purchases as we continue the transition to using ethane at Corunna. Capital expenditures and turnaround costs totaled $189 million for the second quarter of 2014. In May 2014, we repaid the Advanced Manufacturing Investment Strategy Loan of $9 million (Cdn$10 million) which we had received from the Government of Ontario. The net decrease in cash and cash equivalents for the second quarter of 2014 was $206 million.
During the six months ended June 30, 2014, we generated $366 million in cash from operating activities. Funds from operations were $683 million. Working capital increased by $128 million primarily due to an increase in inventory and a decrease in accounts payable, partially offset by a decrease in accounts receivable. The increase in inventory was primarily due to building polyethylene inventory for planned turnarounds and increased raw material volumes. Accounts payable decreased primarily due to less crude oil purchases as we continue the transition to using ethane at Corunna, partially offset by an increase in crude oil prices. The decrease in accounts receivable was primarily due to lower ethylene and co-product sales volumes due to using lighter feedstocks at Corunna and a planned maintenance turnaround at the E3 cracker in Joffre. Capital expenditures and turnaround costs totaled $268 million for the first half of 2014. In May 2014, we repaid the Advanced Manufacturing Investment Strategy Loan of $9 million (Cdn$10 million) which we had received from the Government of Ontario. The net decrease in cash and cash equivalents for the first half of 2014 was $184 million.
In June 2014, our shareholder approved, and we accrued, a special $510 million distribution, which was paid to our shareholder in July 2014. In March 2014, our shareholder approved, and we accrued, a $250 million distribution for the 2013 financial year, which was paid to our shareholder in April 2014. These distributions occurred by a reduction of our stated capital account maintained for our common shares.
In March 2014, we settled our insurance claim resulting from the unplanned outage at our Mooretown low-density polyethylene facility during 2012 for $55 million. In 2013, we received $15 million as an interim payment. During the first quarter of 2014, we received $9 million and the remaining balance of $31 million was received during the second quarter of 2014.

Feedstock Derivative Positions
We maintain a derivatives program to manage risk associated with our feedstock purchases. We recorded no net after-tax gain or loss on realized positions in the second quarter of 2014 compared to an after-tax gain of $2 million on realized positions in the second quarter of 2013.
Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See Mark-to-Market Feedstock Derivatives in "Corporate" above for more details.
Supplemental Measures
We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We believe that certain non-IFRS financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-IFRS financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

•	Operating Profit (Loss) —profit (loss) before finance costs, net, income taxes and other gains and losses. This measure assists readers in analyzing our profit from operations.

	Three Months Ended		Six Months Ended
(millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Reconciliation of operating profit to profit for the period
Operating profit	$237	$287	$581	$577
Finance costs, net	(11)	(22)	(24)	(66)
Other losses, net	(2)	(3)	(4)	(8)
Income tax expense	(57)	(61)	(141)	(117)
Profit for the period	$167	$201	$412	$386

•
Operating Profit from the Businesses—represents operating profit from the Olefins/Polyolefins business unit and the Performance Styrenics segment. This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•
Senior Debt-to-Cash Flow—equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•
Consolidated Cash Flow—equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling 12 months. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•
Debt-to-Capitalization—equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•
Net Consolidated Debt—equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•
Consolidated Shareholder’s Equity—equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements
		Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	Notes	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Revenue		$1,290	$1,370	$2,669	$2,621

Feedstock and operating costs		989	1,014	1,963	1,907
Research and development		11	13	23	24
Sales and marketing		7	9	14	16
General and administrative		46	47	88	97
		1,053	1,083	2,088	2,044
Operating profit		237	287	581	577

Finance costs, net	5	(11)	(22)	(24)	(66)
Other losses, net		(2)	(3)	(4)	(8)
		(13)	(25)	(28)	(74)
Profit before income taxes		224	262	553	503
Income tax expense	6	(57)	(61)	(141)	(117)
Profit for the period		$167	$201	$412	$386

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
		Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	Notes	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Profit for the period		$167	$201	$412	$386

Items that may be reclassified subsequently to profit or loss:
Net gain on available-for-sale investments		—	—	—	1
		—	—	—	1
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain arising from employee benefit plan liabilities	3	(27)	75	(51)	137
Income tax benefit (expense)	6	7	(16)	13	(30)
		(20)	59	(38)	107
Other comprehensive (loss) income for the period, net of tax		(20)	59	(38)	108
Total comprehensive income for the period, net of tax		$147	$260	$374	$494

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Financial Position
(unaudited, millions of U.S. dollars)	Notes	June 30 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents		$689	$873
Trade and other receivables		485	539
Inventories		629	527
Income taxes receivable		66	18
Other current assets		43	40
		1,912	1,997
Intangible assets		359	372
Other non-current assets		67	54
Deferred tax asset		84	84
Property, plant and equipment	7	3,830	3,698
		$6,252	$6,205
Liabilities and Equity
Current liabilities
Trade and other payables		$497	$541
Other current liabilities		631	132
Income taxes payable		40	35
Provisions	9	33	31
Long-term debt due within one year	8	2	2
		1,203	741
Long-term debt	8	850	860
Other non-current liabilities		33	48
Employee benefit plan liability	3	187	184
Provisions	9	112	110
Deferred tax liability		732	741
		3,117	2,684
Equity
Issued capital		—	636
Other components of equity		1	1
Retained earnings		3,134	2,884
		3,135	3,521
		$6,252	$6,205

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Equity
(unaudited, millions of U.S. dollars)	Notes	Issued capital	Available-for-sale reserve	Retained earnings	Total equity
At December 31, 2012		$786	$—	$2,073	$2,859
Profit for the period		—	—	185	185
Other comprehensive income		—	1	48	49
Total comprehensive income		—	1	233	234
Distribution		(150)	—	—	(150)
At March 31, 2013		$636	$1	$2,306	$2,943
Profit for the period		—	—	201	201
Other comprehensive income		—	—	59	59
Total comprehensive income		—	—	260	260
At June 30, 2013		$636	$1	$2,566	$3,203

At December 31, 2013		$636	$1	$2,884	$3,521
Profit for the period		—	—	245	245
Other comprehensive loss		—	—	(18)	(18)
Total comprehensive income		—	—	227	227
Distribution		(250)	—	—	(250)
At March 31, 2014		$386	$1	$3,111	$3,498
Profit for the period		—	—	167	167
Other comprehensive loss		—	—	(20)	(20)
Total comprehensive income		—	—	147	147
Distribution	11	(386)	—	(124)	(510)
At June 30, 2014		$—	$1	$3,134	$3,135

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Cash Flows
	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Operating activities
Profit before income taxes	$224	$262	$553	$503
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	73	75	149	151
Unrealized loss on derivatives	—	2	—	4
Unrealized foreign exchange loss (gain)	7	(8)	3	(6)
Movements in provisions and pensions	(26)	(33)	(47)	(52)
Finance costs	11	22	24	66
Impairment charge or other asset write-offs	1	—	1	—
	290	320	683	666
Working capital adjustments:
Trade and other receivables	100	13	57	(48)
Inventories	(6)	(39)	(100)	(109)
Other current assets	(3)	(4)	(6)	(14)
Trade and other payables	(42)	91	(49)	31
Other current liabilities	(16)	27	(30)	(5)
	33	88	(128)	(145)
Changes in other non-current assets and liabilities	(7)	(1)	(28)	(6)
	26	87	(156)	(151)
Interest received	1	1	1	1
Income tax payments, net of refunds	(60)	(37)	(162)	(99)
Cash provided by operating activities	257	371	366	417
Investing activities
Purchase of property, plant and equipment	(161)	(133)	(232)	(207)
Capitalized borrowing costs	(5)	(4)	(11)	(7)
Turnaround costs	(23)	(34)	(25)	(39)
Purchase of available-for-sale investments	(3)	(1)	(8)	(19)
Proceeds from sale of available-for-sale investments	1	5	6	9
Repayment of receivable from sale of business	—	—	4	1
Purchase of intangible assets	(1)	—	(1)	—
Proceeds from disposal of property, plant and equipment	—	—	—	2
Dividend received	2	—	2	—
Other	(1)	3	(1)	3
Cash used in investing activities	(191)	(164)	(266)	(257)
Financing activities
Long-term debt repayments	(9)	—	(10)	(101)
Interest paid	(13)	(31)	(24)	(37)
Distribution paid to shareholder	(250)	(150)	(250)	(150)
Cash used in financing activities	(272)	(181)	(284)	(288)
(Decrease) increase in cash and cash equivalents	(206)	26	(184)	(128)
Cash and cash equivalents, beginning of period	895	499	873	653
Cash and cash equivalents, end of period	$689	$525	$689	$525

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
(unaudited, millions of U.S. dollars, unless otherwise noted)
1.    Corporate information
These unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the three and six months ended June 30, 2014 and 2013 were authorized for issue in accordance with a resolution adopted by the audit committee of our Board of Directors on August 11, 2014. NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5. Where used in these financial statements, “NOVA Chemicals” or the “Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.
2.    Basis of preparation and accounting policies
Basis of preparation
Our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2014 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.
The same accounting policies and methods of computation were followed in the preparation of these unaudited interim condensed consolidated financial statements as were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2013, except for the changes discussed below.
Changes in accounting policies and disclosures
New and amended standards and interpretations
Our accounting policies adopted are consistent with those of the prior period, except for the following new and amended standards effective as of January 1, 2014:
IAS 32, Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32, Financial Instruments Presentation
The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 were adopted January 1, 2014 and require retrospective application. The disclosures required by the amendments will be included in our consolidated financial statements when applicable. The amendments did not impact our financial position or performance.
IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36
The amendments to IAS 36, Impairment of Assets, require disclosures about the recoverable amount of impaired assets. The amendments clarify the IASB’s original intention that the scope of the disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal. The amendments were adopted January 1, 2014. The disclosures required by the amendments will be included in our consolidated financial statements when applicable. The amendments did not impact our financial position or performance.
IFRIC Interpretation 21: Levies
IFRIC 21, Levies, is an interpretation of IAS 37, which sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 did not have an impact on our consolidated financial statements.
Standards issued but not yet effective
The standards and interpretations that are issued, but not yet effective, up to June 30, 2014 are disclosed below. We intend to adopt these standards and interpretations when they become effective.
IFRS 15, Revenue from Contracts with Customers
IFRS 15 establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers and supersedes current revenue recognition guidance. The core principle of IFRS 15 is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-

element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. We are currently evaluating the impact of this standard, including the method of adoption.
IFRS 11, Accounting for Acquisitions of Interests in Joint Arrangements - Amendments to IFRS 11, Joint Arrangements
The amendments to IFRS 11 provide guidance regarding the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The amendments will require an acquirer of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, Business Combinations, to apply all of the principles concerning business combinations accounting in IFRS 3 and other IFRSs, except for those that conflict with the guidance in IFRS 11. The amendments are effective for annual periods beginning on or after January 1, 2016 and should be applied prospectively. Early application is permitted. We are currently evaluating the impacts of the amendments.
3.    Significant accounting judgments, estimates and assumptions
The preparation of our unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Except as described below, the judgments, estimates and assumptions applied in our unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2014, including the key sources of estimation uncertainty, were the same as those applied in our audited consolidated financial statements for the year ended December 31, 2013.
Pension and post-retirement benefits
The cost and obligations for our defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Also, given the allocation of assets, the market value of the plans’ assets are sensitive to change in capital markets. All significant assumptions and asset values are reviewed at each reporting date.
In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.
Given the decrease in interest rates during the first six months of 2014, management decreased the discount rates used in determining our pension and post-retirement obligations and applied actual pension asset values as of June 30, 2014. These changes increased our employee benefit plan liability by $52 million in 2014, and decreased other comprehensive income and equity by $18 million and $39 million for the three and six months ended June 30, 2014, respectively.
Property, plant and equipment ("PP&E")
Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustments prospectively when appropriate. This review is completed by our engineers familiar with the plant sites and requires management's assessment of economic utility. In connection with our project to convert our Corunna cracker to utilize up to 100% natural gas liquids feedstock, the estimated useful lives of our manufacturing facilities in Ontario, Canada was increased to 15 years as of January 1, 2014. The change in useful lives of these assets did not have a material impact on depreciation expense for the three and six months ended June 30, 2014.
4.    Segmented information
The following tables provide information for each reportable operating segment.

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Revenue
Joffre Olefins	$460	$481	$976	$954
Corunna Olefins	475	570	1,034	1,133
Polyethylene	664	635	1,319	1,217
Performance Styrenics	89	84	158	161
Eliminations	(398)	(400)	(818)	(844)
	$1,290	$1,370	$2,669	$2,621

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Operating profit (loss)
Joffre Olefins	$135	$195	$279	$378
Corunna Olefins	31	66	114	182
Polyethylene	123	37	274	98
Performance Styrenics	—	—	3	—
Corporate	(38)	(41)	(74)	(87)
Eliminations	(14)	30	(15)	6
Operating profit	237	287	581	577
Finance costs, net	(11)	(22)	(24)	(66)
Other losses, net	(2)	(3)	(4)	(8)
Profit before income taxes	$224	$262	$553	$503

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Depreciation and amortization
Joffre Olefins	$40	$38	$81	$76
Corunna Olefins	9	10	20	22
Polyethylene	22	25	45	48
Performance Styrenics	—	1	—	1
Corporate	2	1	3	4
	$73	$75	$149	$151

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Capital Spending
Joffre Olefins	$27	$22	$42	$36
Corunna Olefins	23	59	41	92
Polyethylene	113	52	157	81
Performance Styrenics	1	1	1	2
Corporate	2	3	2	3
	$166	$137	$243	$214

(unaudited, millions of U.S. dollars)	June 30 2014	December 31 2013
Assets
Joffre Olefins	$2,306	$2,326
Corunna Olefins	883	857
Polyethylene	1,999	1,891
Performance Styrenics	97	83
Corporate	939	1,058
Eliminations	28	(10)
	$6,252	$6,205

5.    Finance costs

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Interest on long-term debt (1)	$(15)	$(22)	$(30)	$(64)
Interest on securitizations and other	(3)	(4)	(6)	(8)
Accretion of decommissioning provisions	(1)	(1)	(2)	(2)
Finance costs	(19)	(27)	(38)	(74)
Capitalized borrowing costs	5	4	11	7
Finance income	3	1	3	1
Finance costs, net	$(11)	$(22)	$(24)	$(66)

(1)	Includes write-offs of unamortized discounts for the three and six months ended June 30, 2013.
6.    Income taxes

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Profit before income taxes	$224	$262	$553	$503
Statutory income tax rate	25.0%	25.0%	25.0%	25.0%
Computed income tax expense	(56)	(66)	(138)	(126)
(Increase) decrease in taxes resulting from:
Higher effective foreign tax rates	(1)	(2)	(3)	(3)
Unrecognized loss carryforwards	—	2	—	7
Other	—	5	—	5
Income tax expense	$(57)	$(61)	$(141)	$(117)
The major components of income tax expense are:

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2014	June 30 2013	June 30 2014	June 30 2013
Current income tax expense	$(58)	$(62)	$(137)	$(140)
Deferred income tax benefit (expense)	1	1	(4)	23
Income tax expense recognized in the consolidated income statements	(57)	(61)	(141)	(117)
Income tax benefit (expense) recognized in other comprehensive income	7	(16)	13	(30)
Total income tax expense	$(50)	$(77)	$(128)	$(147)

7.    Property, plant and equipment

(unaudited, millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total
Cost
At December 31, 2013	$45	$4,219	$16	$20	$10	$9	$469	$4,788
Additions	9	60	2	—	—	—	198	269
Disposals	—	(5)	—	—	—	—	(1)	(6)
Transfers	—	72	—	—	—	1	(73)	—
At June 30, 2014	$54	$4,346	$18	$20	$10	$10	$593	$5,051
Depreciation and impairments
At December 31, 2013	$—	$1,054	$8	$15	$3	$2	$8	$1,090
Depreciation	—	130	2	1	—	—	—	133
Disposals	—	(2)	—	—	—	—	—	(2)
Transfers	—	2	—	—	—	—	(2)	—
At June 30, 2014	$—	$1,184	$10	$16	$3	$2	$6	$1,221
Net book value
At June 30, 2014	$54	$3,162	$8	$4	$7	$8	$587	$3,830
At December 31, 2013	$45	$3,165	$8	$5	$7	$7	$461	$3,698
In June 2014, we completed the purchase of the buildings housing our NOVA Research & Technology Centre (NRTC) and NOVA Chemicals Technical Centre (NCTC).
Capitalized borrowing costs
The amount of borrowing costs capitalized during the three and six months ended June 30, 2014 was $5 million and $11 million, respectively. A weighted average borrowing rate of approximately 7% was used to determine the amount of costs eligible for capitalization for the three and six months ended June 30, 2014.
The amount of borrowing costs capitalized during the three and six months ended June 30, 2013 was $4 million and $7 million, respectively. A weighted average borrowing rate of approximately 8% was used to determine the amount of costs eligible for capitalization for the three and six months ended June 30, 2013.
Capital commitments
See Note 10 for capital commitments.
8.    Long-term debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		June 30 2014	December 31 2013
Revolving credit facilities	2015 - 2017	(1)	$—	$—
Unsecured notes:
$350	2019	(2)	344	343
$500	2023	(2)	494	493
			$838	$836
Accounts receivable securitization programs	2015-2017		—	—
Other debt	2019-2020		14	26
Total			$852	$862
Less long-term debt due within one year			(2)	(2)
Long-term debt			$850	$860

(1)	As of June 30, 2014, two facilities totaling $525 million: $425 million due December 17, 2017 and $100 million due September 20, 2015.

(2)	Callable at the option of the Company at any time.
Accounts receivable securitization programs
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At June 30, 2014 and December 31, 2013, there were no outstanding balances under the programs. At June 30, 2014 and December 31, 2013, the maximum funding availability of the programs was $225 million.

In January 2014, we amended our U.S. accounts receivable securitization program to extend the term three years to January 30, 2017.
Other debt
In May 2014, we repaid the Advanced Manufacturing Investment Strategy Loan of $9 million (Cdn$10 million) which we had received from the Government of Ontario.
Revolving credit facilities
We have two revolving credit facilities totaling $525 million as of June 30, 2014 and December 31, 2013. As of June 30, 2014 and December 31, 2013, we had utilized $18 million and $19 million, respectively, of our revolving credit facilities.
Financial covenants
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at June 30, 2014.
Standby letter of credit facility
As of June 30, 2014 and December 31, 2013, we had $79 million outstanding on our standby letter of credit facility.
9.    Provisions

(unaudited, millions of U.S. dollars)	Other	Decommissioning	Environmental	Legal	Total
At December 31, 2013	$—	$104	$6	$31	$141
Additions	3	—	—	—	3
Interest expense	—	2	—	—	2
Utilized	—	—	(1)	—	(1)
At June 30, 2014	$3	$106	$5	$31	$145

Classified as:	June 30 2014	December 31 2013
Current	$33	$31
Non-current	112	110
	$145	$141
Decommissioning
Our decommissioning provisions are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The estimated cash flows are expected to be incurred on closure of active plants in 2 to 16 years based on the remaining useful lives of the active plants. In arriving at the estimated decommissioning provision, a risk-free rate was used to discount the estimated future cash flows. The estimated decommissioning provision will increase, or accrete, each year over the remaining lives of active plants.
Environmental
Our environmental provisions relate to environmental liabilities and restoration costs associated with inactive sites. Cash outflows relating to these liabilities are expected to occur within one to three years.
Legal
We are involved in litigation from time-to-time in the ordinary course of business. See Note 10.
10.    Commitments and contingencies
Legal claims and contingent liabilities
We are involved in litigation from time-to-time in the ordinary course of business. Provisions and contingent liabilities related to legal claims are recorded in accordance with the policies that were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2013.
Legal claims often involve highly complex issues, actual damages, and other matters. These issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimate of damages are often difficult to determine.
We have recorded a provision for claims which we are able to make an estimate of the expected loss or range of possible loss, but believe that the publication of this information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, for these claims, we have disclosed information with respect to the nature of the claim, but not an estimate of the range of potential loss or any provision accrued.

We believe that the aggregate provisions recorded for these matters are adequate based upon currently available information. However, given the inherent uncertainties related to these claims, we could, in the future, incur judgments that could have a material adverse effect on our results of operations in any particular period. We consider it unlikely that any such judgments could have a material adverse effect on our liquidity or financial position.
For contingent liabilities, we have disclosed the claims below, but have not recorded a provision of the potential outcome of these claims and we are unable to make an estimate of the expected financial effect that will result from ultimate resolution of the proceedings.
In 2005, The Dow Chemical Company ("Dow Chemical") filed suit against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In 2010, a jury trial took place and a judgment of infringement against NOVA Chemicals was entered on June 18, 2010. Dow Chemical was awarded certain amounts for damages and pre-judgment interest. In 2012, after unsuccessful appeals, NOVA Chemicals paid Dow Chemical approximately $77 million. A Supplemental Damages Bench Trial was held on April 30, 2013 and May 1, 2013 to determine any additional damages that should be awarded to Dow Chemical based on sales of certain grades of NOVA Chemicals’ SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011. The court issued a decision in March 2014. Approximately $30 million was awarded to Dow Chemical for supplemental damages. In April 2014, we filed a Notice of Appeal with the court and we will be required to post at least $30 million as security for the appeal.
In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue commenced in September 2013 and concluded in November 2013. In May 2014, the judge for the Federal Court issued an adverse judgment. We will appeal the judgment and file a Notice of Appeal no later than August 29, 2014. A subsequent trial to determine damages will be held if the judgment is affirmed on appeal at a future date.
A claim was filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") concerning the third ethylene plant at our Joffre site. Dow has amended its initial statement of claim and has claimed for further losses and damages in an amount to be proven at trial of this action. In its most recent amendment, Dow estimates its claim at an amount exceeding $400 million. We initially counterclaimed in the same action. We also amended our statement of defense and counterclaim. The amount of our counterclaim is estimated in our most recent amendment at approximately $350 million. A trial is currently scheduled to commence in January 2015.
Capital commitments
At June 30, 2014, we had capital commitments of $521 million, of which $447 million relates to NOVA 2020 growth projects, including $386 million and $12 million for the PE1 Expansion Project and Corunna Revamp Project, respectively. The remaining $74 million relates primarily to various sustaining capital projects.
Other commitments and contingencies
In April 2014, NOVA Chemicals and Veresen Inc. entered into an agreement to explore the joint development and ownership of a greenfield salt cavern storage facility near Burstall, Saskatchewan. The facility would initially be designed for ethane storage in support of our Joffre operations and would be connected via pipeline to the existing Alberta Ethane Gathering System (owned by Veresen Inc.) which currently supplies the majority of feedstock to the Joffre complex.
In March 2014, we settled our insurance claim resulting from the unplanned outage at our Mooretown low-density polyethylene facility during 2012 for $55 million. In 2013, we received $15 million as an interim payment. The remaining balance of $40 million was received during 2014.
In March 2014, we exercised our option to purchase, at a later date, two pipelines in Alberta, Canada, the Ethylene Delivery System and the Joffre Feedstock Pipeline, from AltaGas Extraction and Transmission LP.
11.    Subsequent events
Shareholder distribution
In July 2014, we paid a special $510 million distribution to our shareholder, which was approved by our shareholder during the second quarter of 2014 and is included in other current liabilities on our consolidated statement of financial position as of June 30, 2014. We reduced the stated capital account maintained for our common shares for purposes of making this special distribution.

Forward-Looking Statements
This earnings report contains forward-looking statements with respect to NOVA Chemicals. By its nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Specific forward-looking statements contained in this earnings report include, among others, statements regarding: our belief that ethane supplied from natural gas associated with oil production from the Bakken Shale, together with our current ethane supply portfolio and feedstock sources currently in development, should enable us to run our existing polyethylene plants at full capacity, as well as support our PE1 Expansion project in Joffre and position us for other potential growth opportunities; the timing of the completion of our transition to usage of up to 100% natural gas liquids at our Corunna cracker and its impact on the segment's co-product production and sales and revenue and profitability; our beliefs regarding our litigation with Dow Chemical; our beliefs regarding our commitments and contingencies; our agreement with Veresen Inc. to explore the development of a greenfield salt cavern. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on February 27, 2014 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.
Trademark Information
is a registered trademark of NOVA Brands Ltd.; authorized use.
SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

INVESTOR INFORMATION
Contact Information
Phone:(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	E-Mail: public@novachem.com

NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5L5

For investors inquiries, please contact:	For media inquiries, please contact:
Tracey Simpson	Pace Markowitz
Leader, External Financial Reporting	Director, Communications
E-mail: Tracey.Simpson@novachem.com	E-mail: Pace.Markowitz@novachem.com

NOVA Chemicals files additional information with the U.S. Securities and Exchange Commission, which can be accessed via the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6; telephone: 1-800-387-0825 (Canada/US) or (416) 682-3860 (outside Canada/US); e-mail: inquiries@canstockta.com. Non-registered shareholders should contact their broker or other intermediary for details.

If any holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to International Petroleum Investment Company for no consideration.